11 Greenway Plaza Suite 1000 Houston, Texas 77046-1173

July 9, 2020 VIA EDGAR Ms. Jaea Hahn Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:
AIM Investment Funds (Invesco Investment Funds)
(CIK No.: 0000826644; 1940 Act No.: 811-05426)
AIM International Mutual Funds (Invesco International Mutual Funds)
(CIK No.: 0000880859; 1940 Act No.: 811-06463)

Dear Ms. Hahn:

Below are responses to your comments, which we received on June 15, 2020, regarding the Preliminary Joint Proxy Statement filed on Schedule 14A (the “Preliminary Proxy Statement”) for the above named registrants (collectively, the “Registrants”). The Preliminary Proxy Statement was filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 5, 2020 pursuant to the Investment Company Act of 1940, as amended, and Section 14(a) under the Securities Exchange Act of 1934, as amended.
The Preliminary Proxy Statement relates to a Special Meeting of Shareholders of the Invesco Emerging Markets Select Equity Fund and Invesco International Select Equity Fund (each a “Fund,” and together the “Funds”), a series of AIM Investment Funds (Invesco Investment Funds) and AIM International Mutual Funds (Invesco International Mutual Funds), respectively, to be held on September 22, 2020 (the “Meeting”). The Meeting is to be held for the purpose of considering a proposal to change each Fund’s sub-classification from “diversified” to “non-diversified” and approve the elimination of a related fundamental investment restriction (the “Proposal”).
The substance of the staff’s comments has been restated below in italicized text. The Registrants’ responses to the staff’s comments are set out immediately under the restated comment.

Comment 1:
Given that the Preliminary Proxy Statement states that the Meeting will be conducted exclusively online via live webcast, please confirm that the Meeting will adhere to the “Staff Guidance for Conducting Shareholder Meetings in Light of COVID-19 Concerns,” as updated April 7, 2020, issued by the staff of the Division of Corporation Finance and the Division of Investment Management of the SEC to assist issuers, shareholders, and other market participants affected by coronavirus disease 2019 with meeting their obligations under the federal proxy rules (“Staff Guidance”).

Response 1:	The Registrants confirm that the Meeting will adhere to the Staff Guidance relating to virtual shareholder meetings.

Comment 2:
In the section entitled “Questions About the Proposal” under the heading “Why are shareholders being asked to approve these changes?” the disclosure states that “for the past several years, each Fund has had a high concentration of investments that are greater than 5% of the Fund’s assets in any one issuer.” Please clarify if the Funds have had to reposition investments or make potential adverse investment decisions as a result in order to remain a diversified fund.

Response 2:	The Preliminary Proxy Statement has been revised as follows:

However, for the past several years, each Fund has had a high concentration of investments that are greater than 5% of the Fund’s assets in any one issuer, which, at times, has resulted in the Fund having had to trim positions or limit new investments.

Comment 3:
The Preliminary Proxy Statement states that the purpose of the Meeting is to approve changing each Fund’s sub-classification from “diversified” to “non-diversified” and approve the elimination of a related fundamental investment restriction. Please confirm that there will be no additional changes to the Funds’ fundamental investment policies other than the elimination of the fundamental investment restriction as stated. If there are additional changes, please provide a side-by-side comparison of such changes.

Response 3:
The Registrants confirm that there are no additional changes to the Funds’ fundamental investment policies other than the removal of each Fund’s fundamental investment restriction relating to the Fund’s diversification classification as detailed in the Preliminary Proxy Statement.

Comment 4:
Please confirm whether each Fund’s change from a diversified fund to a non-diversified fund will have any indirect impact on its fees. For example, will it impact the Funds’ portfolio turnover or related expenses that might potentially impact the Funds’ Expense Limitation Agreements?

Response 4:
The Registrants confirm that they do not believe that the Proposal will have any indirect impact on the expenses of the Funds other than the costs related to the expenses of preparing, printing and mailing of the proxy solicitation materials and other related costs in connection with the solicitation of proxies for the Proposal. The Registrant notes that some or all of these expenses may be borne by the Adviser under the Funds’ Expense Limitation Agreements.

Comment 5:
In the discussion of the Proposal, the Preliminary Proxy Statement specifies that the Boards considered all relevant factors, including the potential impact of the Proposal on the Funds and their risk profiles. Please discuss any other factors that were considered by the Boards that weighted against the approval of the Proposal.

Response 5:
The Registrants believe that the Boards’ considerations discussion fairly characterizes the factors that the Boards weighed, and to the best of the Registrants’ knowledge, there were no factors that weighted against approval other than as disclosed.

Should you have any questions concerning the above, please call the undersigned at 212-652-4208.

Sincerely,

/s/ Taylor V. Edwards
Taylor V. Edwards

cc:	Emily Ast, Esq., Invesco Advisers, Inc. Jacqueline Edwards, Esq., Stradley Ronon Stevens & Young, LLP John Dikmak, Jr., Esq., Stradley Ronon Stevens & Young, LLP